EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three months ended		Years ended
	March 29, 2015		December 28, 2014		December 29, 2013		December 30, 2012		January 1, 2012		January 2, 2011
	(In thousands, except ratios)
Computation of earnings:
Income before provision for income taxes	$33,617		$1,489,030		$1,516,149		$626,916		$1,476,754		$1,457,433
Fixed charges excluding capitalized interest	34,636		124,188		93,804		128,934		125,057		101,434
Distributed earnings from 50%-or-less-owned affiliates	(2,911)		(977)		(13,733)		(451)		(2,729)		(147)
Adjusted earnings	$65,342		$1,612,241		$1,596,220		$755,399		$1,599,082		$1,558,720
Computation of fixed charges:
Interest expense	$29,037		$113,216		$91,785		$119,869		$122,512		$90,377
Interest relating to lease guarantee of 50%-or-less-owned affiliates	4,361		6,943		—		7,065		—		8,746
Interest portion of operating lease expense	1,238		4,029		2,019		2,000		2,545		2,311
Fixed charges	$34,636		$124,188		$93,804		$128,934		$125,057		$101,434
Ratio of earnings to fixed charges (1)	1.9	x	13.0	x	17.0	x	5.9	x	12.8	x	15.4	x

(1)
Computed by dividing (i) income before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.